Plum Acquisition Corp. IV

2021 Fillmore St. #2089

San Francisco, California 94115

January 13, 2025

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Plum Acquisition Corp. IV (the “Company”) Registration Statement on Form S-1 (File No. 333-281144) (the “Registration Statement”)

Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on January 14, 2025, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

PLUM ACQUISITION CORP. IV

By:	/s/ Kanishka Roy
	Name:	Kanishka Roy
	Title:	Chief Executive Officer